September 24, 2013

Ms. Jill Davis

Ms. Ivette Leon

Ms. Kathryn Jacobson

Mr. Carlos Pacho

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         Media General, Inc.

Registration Statement on Form S-4

Filed September 6, 2013

File No. 333-190051

Dear Ms. Davis, Ms. Leon, Ms. Jacobson and Mr. Pacho:

Media General thanks the Staff for its time and insights provided during the phone discussions that we have had over the past few weeks regarding the question of which party to the transaction is appropriately identified as the accounting acquirer. As previously mentioned, this is a judgment that is not easily answered, with some factors suggesting that Media General, and others suggesting that Young, is the accounting acquirer. Our previous view was that Media General should be treated as the accounting acquirer. However, after further consideration, recent shareholder elections and deliberation, we have determined that Young is appropriately identified as the accounting acquirer. Our view has changed primarily for the following reasons:

●

In light of the discussions we had with the Staff, we have excluded from our analysis of ASC 805-10-55-12(a) the potential future impact of sales of common stock by former Young equity holders. As noted in our previous responses, Media General has agreed to file with the Commission a shelf registration statement on Form S-3 under which Young equity holders will be able to resell the shares they receive in the transaction. However, as the Staff has noted, the Young equity holders are under no contractual obligation to resell their shares and accordingly for the purpose of the relative voting interest consideration we are now excluding this expectation. Indeed, recent developments have suggested that fewer Young equity holders may elect to sell their shares than previously expected. As of the date of this letter, Young equity holders holding approximately 6.3% of Young’s outstanding equity have affirmatively elected not to become party to the registration rights agreement and consequently will be unable to sell their shares under the shelf registration statement that will be filed following closing. The election period remains open for all other Young equity holders, and some may make similar elections.

●

We have also reconsidered our analysis of ASC 805-10-55-12(c) based on our discussions with representatives of Young in connection with our preparation of this response regarding Young’s objectives in negotiating the Board and nominating committee structure of the combined company. According to Young’s representatives, Young agreed to structure the transaction so the directors of Media General will comprise a majority of the Board between the time of the closing of the transaction and the 2014 annual meeting (notwithstanding that Young equityholders will initially hold approximately 67.5% of the outstanding common stock of the combined company) because the time period between closing and the 2014 annual meeting was expected to be limited. Media General further agreed, at Young’s insistence, to (i) the inclusion of supermajority voting provisions in the combined company's charter (which effectively give the former Young directors a veto right over, and ensure the former Media General directors acting unilaterally cannot take, certain significant corporate actions) and (ii) a board nominating committee structure in which Young’s former directors, constituting a majority of that committee, would have it within their power to nominate directors in such a way that Media General’s pre-transaction directors cease to represent a majority of the combined company’s directors following the 2014 annual meeting, if they so choose and the shareholders vote in favor of the nominated slate of directors.

September 24, 2013

●	We have discussed our conclusion that Young is the accounting acquirer with Young's independent accountants, PricewaterhouseCoopers LLP, and they support our conclusion.

Deloitte & Touche LLP agrees that our revised analysis herein supports our determination that Young is appropriately identified as the accounting acquirer.

In light of the foregoing, Media General’s current analysis of each factor in ASC 805-10-55-12 through -15 is as follows.

55-12 In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests.

In the merger, Media General, an existing public company, will be the issuing entity and will issue 60.2 million shares of common stock listed on the NYSE to Young equity holders.

This factor suggests that Media General is the accounting acquirer.

55-12 a. The relative voting rights in the combined entity after the business combination. The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity. In determining which group of owners retains or receives the largest portion of the voting rights, an entity shall consider the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.

After the transaction is consummated, the former equity holders of Young will initially hold approximately 67.5% of the outstanding common stock of the combined company (whereas Media General’s pre-transaction stockholders will hold approximately 32.5%). This factor suggests that Young is the accounting acquirer.

Media General had previously noted, however, the weight of this factor could be viewed as diminished by the expectation that some of the shares that will be issued to Young equity holders in the proposed transaction may be resold to the public by those holders within a relatively short period after closing of the transaction.

We have subsequently revised our view as to the importance of this factor for several reasons. First, as the Staff has noted, it is not appropriate to give effect to possible sales of shares following closing when there is no obligation on the part of the Young equity holders to make such sales. As the Staff has further noted, it is not unusual for shareholders to request registration rights in connection with a business combination transaction, and the existence of such registration right in and of itself does not necessarily mean that holders of the registration rights will seek to sell their securities as soon as possible following closing. As of the date of this letter, Young equity holders holding approximately 6.3% of Young’s outstanding equity have affirmatively elected not to become party to the registration rights agreement and consequently will be unable to sell their shares under the shelf registration statement that will be filed following closing. The election period remains open for all other Young equity holders, and some may make similar elections. For these reasons, we have excluded from our analysis of this factor the expected impact of any future purchases or sales of common stock by either former Young equityholders.

September 24, 2013

We therefore view this factor as weighing more heavily in Young’s favor than we did in our earlier analysis.

55-12 b. The existence of a large minority voting interest in the combined entity if no other owner or organized group of owners has a significant voting interest. The acquirer usually is the combining entity whose single owner or organized group of owners holds the largest minority voting interest in the combined entity.

After the transaction, based on their current interests, Standard General is expected to beneficially own approximately 28% of the combined company’s voting common stock (approximately 31% if certain share transfers between Standard General and another Young equity holder occur prior to the closing – a recent development), and another former Young stockholder is expected to beneficially own approximately 14%. The largest current Media General stockholders, entities affiliated with Mario Gabelli, are expected to beneficially own approximately 10% of the shares of the combined company’s voting common stock.

This factor suggests that Young is the accounting acquirer.

55-12 c. The composition of the governing body of the combined entity. The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.

From the date of closing of the transaction (expected to be in November 2013) until Media General’s annual stockholder meeting in April 2014, the Board of Directors of the combined company will be comprised of nine pre-transaction Media General directors and five former Young directors. A supermajority vote of 10 members of the Board of Directors will be required to approve certain significant corporate actions, including any merger, change in board size or the structure or authority of any Board committee, change in executive officers, or change to the charter or by-laws.

At the 2014 annual meeting, the size of the Board of Directors will be reduced to 11 members and the Board’s nominees for election at that meeting will be comprised of five pre-transaction Media General directors, five former Young directors, and one additional person who will be selected by the Nominating Committee of the Board, a majority of which will be former Young directors.

As noted above, according to Young’s representatives, Young agreed to this structure (notwithstanding that Young equityholders would initially hold approximately 67.5% of the outstanding common stock of the combined company) because the time period between closing and the 2014 annual meeting was expected to be limited. Media General further agreed at Young’s insistence to (i) the inclusion of supermajority voting provisions in the combined company's charter (which effectively give the former Young directors a veto right over, and the ensure the former Media General directors acting unilaterally cannot take, certain significant corporate actions) and (ii) a board nominating committee structure in which Young’s former directors constituting a majority of that committee would have it within their power to nominate directors in such a way that Media General’s pre-transaction directors cease to represent a majority of the combined company’s directors following the 2014 annual meeting, if they so choose and the shareholders so vote in favor of the nominated slate of directors.

September 24, 2013

In light of the foregoing, we believe this factor now suggests that Young is the accounting acquirer rather than being neutral as in our previous analysis.

55-12 d. The composition of the senior management of the combined entity. The acquirer usually is the combining entity whose former management dominates the management of the combined entity

The senior management of Media General after the combination will include the pre-transaction Media General CEO as the continuing CEO, the pre-transaction Media General CFO as the continuing CFO, and the pre-transaction Young CEO as the SVP of broadcast markets. Including those above, 9 of 11 officers, including Media General’s Controller and Chief Accounting Officer and General Counsel, will be former Media General employees.

This factor suggests that Media General is the accounting acquirer.

In response to a question raised by the staff regarding the terms of the employment agreements entered into in connection with the transaction, we note that seven of the officers of the combined company (including the CEO, CFO, General Counsel and two VPs of broadcast markets coming from the Media General side and the SVP of broadcast markets and a VP of broadcast markets coming from the Young side) will have employment agreements. The employment agreements of the CEO, CFO, SVP and General Counsel provide for three year terms; the others provide for two year terms.  Under these employment agreements, each officer may be terminated at any time by the combined company, but would be entitled to a severance payment in the case of termination other than “for cause.” Other than the CEO, the amount of the severance payment is 1.5x base salary plus bonus for qualifying terminations unless it is due to a change of control when it would be 2x. For the CEO the multiple is 2x for a qualifying termination and 3x if that termination is due to a change of control. In addition, each of the six officers with employment agreements other than the CEO received deferred stock units based on 1x base salary, half of which vests on each of the first and second anniversaries of the merger consummation if the employee is then still employed by the combined company.

September 24, 2013

55-12 e. The terms of the exchange of equity interests. The acquirer usually is the combining entity that pays a premium over the pre-combination fair value of the equity interests of the other combining entity or entities.

The exchange ratio contained in the merger agreement is 730.6171 shares of Media General common stock for each share of Young common stock. Young shares are not traded on any exchange so it is not possible to objectively determine whether the market value of the combined company shares being issued to the Young equity holders represents a premium to the pre-transaction value of the Young equity.

Each share of Class A Common Stock and Class B Common Stock of Media General will be exchanged in the reclassification merger for one share of the combined company, without the payment of any premium to either the holders of the shares of Class A Common Stock or Class B Common Stock of Media General.

This factor is neutral.

In response to a question from the Staff, we note that the exchange ratio of 1:730.6171, in the case of Young, is a function of the relative value of the equity (Young equity value exceeds Media General equity value, in large part due to the presence of significant debt at Media General) and the disparity in the number of shares that the two companies have outstanding. The exchange ratio of 1:730.6171 was calculated mathematically based on the parties’ agreement that the Young equity holders were to receive approximately 67.5%, and Media General share holders were to receive approximately 32.5%, of the shares of the combined company.  At signing of the merger agreement, Media General had approximately 28.98 million fully diluted shares outstanding, to provide Young equity holders with 67.5% of the fully diluted shares of the combined company, we divided 28.98 million by .325 and multiplied the result by .675 to determine that Young equity holders were to receive approximately 60.19 million shares in the transaction. To obtain the 1:730.6171 exchange ratio we divided 60.19 million by the number of fully diluted shares Young had outstanding at the time of the signing of the merger agreement.

55-13 The acquirer usually is the combining entity whose relative size (measured in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities.

At December 31, 2012, Media General had assets of $773 million and for the year ended December 31, 2012 had revenue of $360 million. At December 31, 2012, Young had assets of $481 million and for the year ended December 31, 2012 had revenues of $228 million. Media General operates 18 network-affiliated television broadcast stations compared to 13 network-affiliated television broadcast stations operated by Young. In addition, Media General has approximately 50% more employees than Young, including approximately 100 in corporate and in centralized roles compared to a corporate staff of Young of 15 employees.

September 24, 2013

This factor suggests that Media General is the accounting acquirer.

55-14 In a business combination involving more than two entities, determining the acquirer shall include a consideration of, among other things, which of the combining entities initiated the combination, as well as the relative size of the combining entities, as discussed in the preceding paragraph.

RBC Capital Markets, Media General’s financial advisor, initially suggested the potential transaction, and at Media General’s request, initiated discussions of a transaction with Young.

This factor suggests that Media General is the accounting acquirer.

55-15 A new entity formed to effect a business combination is not necessarily the acquirer. If a new entity is formed to issue equity interests to effect a business combination, one of the combining entities that existed before the business combination shall be identified as the acquirer by applying the guidance in paragraphs 805-10-55-10 through 55-14. In contrast, a new entity that transfers cash or other assets or incurs liabilities as consideration may be the acquirer.

The new entities created for the purposes of effecting the business combination are wholly owned subsidiaries of Media General. This factor is not applicable or neutral.

Conclusion

Throughout this process, Media General has considered the question of the accounting acquirer to be a challenging judgment. Although there are individual factors suggesting the other way, based on its revised analysis and further discussion with the Young, Media General now believes a preponderance of the evidence supports the conclusion that Young is the accounting acquirer. As discussed above, one factor (namely 805-10-55-12(a)) is a stronger indicator in our current analysis and another factor that we previously determined to be neutral (namely, 805-10-55-12(c)) now suggests, based on the most recent facts and discussions, that Young is the accounting acquirer.

As mentioned on the phone, we appreciate your continued prompt review of this response. If you have any questions with respect to the foregoing, please do not hesitate to call me at (804) 887-5180.

Sincerely,

/s/ James Woodward

James Woodward

September 24, 2013

cc:       Via E-mail

Andrew Carington (Media General)

Stephen Theuer (Deloitte)

Michael Morrissey (Deloitte)

Bill Bishop (PricewaterhouseCoopers)

Cody L. Smith (PricewaterhouseCoopers)

Chris Eisenhardt (Young)

Gail Steiner (Young)

Jonathan Levitsky (Debevoise & Plimpton)

Philip Richter (Fried Frank)

John Sorkin (Fried Frank)

Ajay Koduri (SEC)

Larry Spirgel (SEC)